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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )(1)



                  Professional Transportation Group Ltd., Inc.
                  -------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)


                                  742963-10-1
                                  -----------
                                 (CUSIP Number)


                                ----------------



-------------------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

                                                                                                    Schedule 13G
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CUSIP No.   742963-10-1                                  13G          Page   2  of  5  Pages
            -----------                                                     ---    ---
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   1        NAME OF REPORTING PERSONS                                                              Dennis A. Bakal
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
----------- --------------------------------------------------------------------------------------------------------

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)   (b)
----------- --------------------------------------------------------------------------------------------------------

   3        SEC USE ONLY
----------- --------------------------------------------------------------------------------------------------------

   4        CITIZENSHIP OR PLACE OF ORGANIZATION                                                      U.S. Citizen
----------- --------------- ------ ---------------------------------------------------------------------------------
       NUMBER OF
        SHARES
     BENEFICIALLY           5      SOLE VOTING POWER                                                     2,700,000
       OWNED BY             ------ ---------------------------------------------------------------------------------
         EACH
       REPORTING            6      SHARED VOTING POWER                                                         -0-
      PERSON WITH           ------ ---------------------------------------------------------------------------------

                            7      SOLE DISPOSITIVE POWER                                                2,700,000
                            ------ ---------------------------------------------------------------------------------

                            8      SHARED DISPOSITIVE POWER                                                    -0-
----------- --------------------------------------------------------------------------------------------------------
  9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,700,000
----------- --------------------------------------------------------------------------------------------------------
 10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES
----------- --------------------------------------------------------------------------------------------------------
 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            62.8%
----------- --------------------------------------------------------------------------------------------------------
 12         TYPE OF REPORTING IN PERSON*

            IN

----------- --------------------------------------------------------------------------------------------------------
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1(a).             Name of Issuer:
                                    Professional Transportation Group Ltd., Inc.


Item 1(b).        Address of Issuer's Principal Executive Offices:

                                    5025 Derrick Jones Road
                                    Suite 120
                                    Atlanta, GA 30349

Item 2(a).        Name of Person Filing:

                                    Dennis A. Bakal

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                                    5025 Derrick Jones Road
                                    Suite 120
                                    Atlanta, GA 30349

Item 2(c).        Citizenship:
                                    U.S.

Item 2(d).        Title of Class of Securities:

                                    Common Stock, no par value per share

Item 2(e).        CUSIP Number:

                                    742963-10-1

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                                     N/A

Item 4.           Ownership

         (a)      Amount Beneficially Owned:

         Beneficial ownership of the 2,700,000 shares reported may be broken down as follows: (i) 2,500,000 shares of Common Stock currently held by Mr. Bakal in his individual capacity; and (ii) options to acquire 200,000 shares that are currently exercisable at an exercise price of $0.50 per share.


        THE INFORMATION IN THIS SCHEDULE 13G IS AS OF DECEMBER 31, 1997

                               Page 3 of 5 Pages

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         (b)   Percent of Class

                                          62.8%

         (c)   Number of shares as to which such person has:

               (i)      sole power to vote or to direct the vote:

                                         2,700,000

               (ii)     shared power to vote or to direct the vote:

                                         -0-

               (iii)    sole power to dispose or to direct the disposition of:

                                         2,700,000

               (iv)     shared power to dispose or to direct the disposition of:

                                         -0-

Item 5.        Ownership Of Five Percent Or Less Of A Class:

                                         N/A

Item 6.        Ownership Of More Than Five Percent On Behalf Of Another Person:

                                         None

Item 7. Identification And Classification Of The Subsidiary Which Acquired The Security Being Reported On By The Parent Holding Company.

                                         N/A

Item 8.        Identification And Classification Of Members Of The Group.

                                         N/A


Item 9.        Notice Of Dissolution Of Group.

                                         N/A

        THE INFORMATION IN THIS SCHEDULE 13G IS AS OF DECEMBER 31, 1997

                               Page 4 of 5 Pages
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Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                           Signature  /s/ Dennis A. Bakal
                                                      -------------------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Date:    1/27/98
                                                     -------

                                            Signature: /s/ Dennis A. Bakal
                                                       -------------------

                                            Title:     Dennis A. Bakal
                                                       -----------------------

        THE INFORMATION IN THIS SCHEDULE 13G IS AS OF DECEMBER 31, 1997

                               Page 5 of 5 Pages